FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response.........1.0
[ ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obli- gations may continue. See Instruc- tion 1(b).
[ ]	Form 3 Holdings Reported
[ ]	Form 4 Transactions Reported

1. Name and Address of Reporting Person* Brown J. Powell	2. Issuer Name and Ticker or Trading Symbol BRO					6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
						Director		10% Owner
						X	Officer (give title below)	Other (specify below)
Regional Executive Vice President
(Last) (First) (Middle) 460 Virginia Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Year December/2002			7. Individual or Joint/Group Reporting (check applicable line)
			5. If Amendment, Date of Original (Month/Year)			X	Form Filed by One Reporting Person
(Street) Winter Park FL 32789							Form Filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execu- tion Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Ben- eficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Di- rect (D) or Indi- rect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock, $.10 par value	12/3/02		G	650	A	N/A	470,793	D
Common Stock, $.10 par value							26,210	I(1)	Stock Performance Plan
Common Stock, $.10 par value							4,844	I(2)	401(k) Plan
Common Stock, $.10 par value	12/3/02		G	295	A	N/A	1,295	I(3)	Children

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC2270 (9-02)

FORM 5 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriva- tive Sec- urity	3. Trans -action Date (Month/ Day/ Year)	3A. Deem -ed Ex- ecution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)	5. Number of Deriva- tive Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exercis- able and Expi- ration Date (Month/Day/ Year)		7. Title and Amount of Underly- ing Securities (Instr. 3 and 4)		8. Price of De- riva- tive Secu- rity (Instr. 5)	9. Number of De- rivative Securi- ties Ben- eficially Owned at End of Year (Instr. 4)	10. Owner- ship of Deriva- tive Se- curity: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
					(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options(a)	9.6719						4/21/03(b)	4/20/10	Common Stock	10,340	N/A		D	N/A
							4/21/04	4/20/10	Common Stock	10,340
							4/21/05	4/20/10	Common Stock	10,340
							4/21/06	4/20/10	Common Stock	8,980		40,000

Explanation of Responses:

(1)   These securities were granted at various dates throughout the year pursuant to the Company's Stock Performance Plan based on the satisfaction of conditions contained in that Plan.  The recipient has voting rights and dividend entitlements with respect to these shares, but full ownership will not vest until the satisfaction of additional conditions.

(2)   These securities were acquired on a periodic basis pursuant to an employee benefit plan.

(3)   Reporting person disclaims beneficial ownership of securities owned by children who share reporting person's household.  This report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for the purpose of Section 16 or for any other purpose.

(a)    Granted by the Compensation Committee of the Board Directors pursuant to the Company's 2000 Incentive Stock Option Plan (the "Plan") effective April 21, 2000.  Consideration for granted options is grantee's performance and continued service with Company as specified in the Plan.

(b)    Due to the satisfaction of conditions established pursuant to the Plan, the vesting of these options will be accelerated, so that 10,340 options will vest and become exercisable on April 21, 2003, 10,340 will vest and become exercisable on April 21, 2004, 10,340 will vest and become exercisable on April 21, 2005, and 8,980 will vest and become exercisable on April 21, 2006.

		/S/ J. POWELL BROWN	2/4/03

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
	See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	J. Powell Brown

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC2270 (9-02)